Exhibit 99.5

The following announcement replaces that released earlier today adding an Important Note.

IMMEDIATE	4 March 2003

Royal & SunAlliance Update on IPO

Royal & SunAlliance today announced progress on the proposed initial public offering (IPO) of Royal & SunAlliance’s Australia and New Zealand businesses. A number of Australian and international investment banks have been selected to form a syndicate in connection with the IPO of the Australian holding company, which has recently been renamed ‘Promina Group Limited’. The IPO remains on track to complete in the first half of 2003.

–ENDS–

Important Note

This announcement does not constitute an offer of securities for any jurisdiction, and in particular does not constitute an offer to sell, or a solicitation of an offer to buy, securities in the United States. Securities may not be offered or sold in the United States unless the securities have been registered under the United States Securities Act of 1933, as amended (US Securities Act), or an exemption from registration is available. Any securities offered in the IPO have not been and will not be registered under the US Securities Act.